Exhibit 99.1

Aurinia Pharmaceuticals to Host Lupus Nephritis (LN) Breakfast and Webcast on September 30th in New York

Announcing detailed results from the Phase 2b AURA-LV study in patients with active LN

VICTORIA, British Columbia--(BUSINESS WIRE)--September 21, 2016--Aurinia Pharmaceuticals Inc., (NASDAQ:AUPH;TSX:AUP) today announced that it will host a Lupus Nephritis (LN) expert breakfast on Friday, September 30th from 8:00am to 9:30am EDT in New York.

The Company will review the recently released top-line results from the AURA-LV Phase 2b study in patients with active LN and announce additional data, including pre-specified analyses, secondary endpoints, and additional subset analyses.

The meeting will also feature a discussion by renowned nephrologists David R.W. Jayne, MD, Director of the Vasculitis and Lupus Clinic at University of Cambridge, and William Pendergraft III, MD, PhD, Assistant Professor of Medicine in the Division of Nephrology & Hypertension at the UNC School of Medicine, on the current standard of care for LN and how voclosporin can shape the future treatment paradigm for this disease of high unmet medical need.

The event is intended for investors, sell-side analysts, and business development professionals only. Please RSVP in advance if you plan to attend, as space is limited. To reserve a spot, please contact LifeSci Advisors, LLC at mac@lifesciadvisors.com. A live webcast of the event, with slides, will be available on the Investors section of the Company’s website at http://www.auriniapharma.com/dnn/ForInvestors/Webcasts.aspx.

About AURA-LV

The AURA–LV study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” compared the efficacy of voclosporin added to current standard of care of mycophenolate mofetil (MMF, also known as CellCept®) against standard of care with placebo in achieving complete remission (CR) in patients with active LN. Both arms also received low doses of corticosteroids as background therapy. It enrolled 265 patients at centers in over 20 countries worldwide. On entry to the study, patients were required to have a diagnosis of LN according to established diagnostic criteria (American College of Rheumatology) and clinical and biopsy features indicative of highly active nephritis

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients in other indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)

Lupus Nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is headquartered in Victoria, BC and focuses its development efforts globally.

Visit www.auriniapharma.com for more information.

CONTACT:
Investor & Media:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com